Exhibit 99
Letter to Shareholders
First Quarter 2019

We are extremely pleased with our strong net premiums written (NPW) growth and underwriting profit. Our NPW for all lines, for the quarter, was up 16% with a combined ratio (CR) of 88.8. All products contributed to the growth with Commercial Lines leading the pack with 26% NPW growth and an extraordinary CR of 83.6.

Our Property business posted 19% NPW growth with a quarterly CR of 97.9. Had it not been for our aggregate stop-loss reinsurance agreement, our Property results would have been about 11 points worse due to significant catastrophe activity and non-cat winter storms during the quarter.

We continue to have strong new policyholder conversion, but there are certainly signals of a softening personal auto market. We remain confident that we are well positioned and will focus on efficient uses of our increased marketing spend, as well as a surgical focus on our cost structure, to attract customers with a great brand and competitive rates. Our strategy pillars, which I speak of often, will help us in making the right investments at the right time to ensure that we have an enduring business.

First quarter results in our investment portfolio were robust, driven by lower treasury yields and tighter credit spreads, resulting in higher bond prices, and a surging equity market. In fact, the first quarter of 2019 marked the best quarterly gain since 2009 in U.S. equity markets. The total portfolio returned 3.2%, comprised of a 2.3% return in our fixed-income portfolio and a 13.3% return in equities.

While operational and investment results have been stellar, we had an unfortunate development this quarter with our federal income taxes. Since 2016, we have been investing in federal renewable energy tax credit funds, including funds that were designed to acquire and lease mobile generators powered by solar energy. In late December 2018 and during the first two months of 2019, we learned of allegations of potential fraudulent conduct by the sponsor of these tax credit funds including information about ongoing federal investigations. Based on our continuing investigations and information that has become available to us, we now believe that the sponsor did commit fraud related to our investment in these tax credit funds. As a result, we reversed the entire tax benefit previously recorded of $156 million and wrote down the remaining investment in these funds, which had a value of $24 million at the end of the quarter. Any future recoveries related to these investments will be recognized as received.

In March, I was honored to spend time with an incredible group of agents who sit on our Agency Council. The 12 members, who were selected for diversity in thought, size, geography, demographics, and operational models, serve staggered three-year terms and, since the Council’s establishment in 2005, 70 agents have provided a steady flow of fresh perspectives from this very important channel of business. The Council gives us unfettered feedback, insights, and ideas that enable us to prioritize and make informed investments for agents and our shared customers.

As I prepared to write this quarterly update, I reflected on the theme chosen for our 2018 annual report - Together. And as I think about the more than 35,000 independent agents that we partner with, the word “together” truly resonates. The importance of these relationships is never lost on me. I grew up in insurance. My dad started out selling door-to-door and was a life insurance agent with Prudential for more than three decades. After 28 years of service, he received a gold-plated business card set in a marble encasement as a gift. It now sits proudly on my desk as a reminder of the important bonds created when you take care of your customers, providing them with advice on how to maneuver the sometimes confusing landscape of insurance. I’m also an Agency customer, and proudly all of my products are with Progressive.

As we continue to work together side-by-side with common goals, I wanted to devote this quarterly letter to the agents who have been such a central part of Progressive’s success. In fact, the Agency channel represents the majority of both our Personal and Commercial Lines policies, and within Personal Lines, the number of “Robinsons” (bundled auto + home customers) that agents wrote for Progressive grew 40% in the first quarter, compared to the same period in 2018.

Like any important relationship, it all begins with trust. We’re grateful that in J.D. Power’s 2019 Independent Agent Study, agents ranked Progressive as a top personal lines carrier in agent satisfaction. We’re humbled and honored by this distinction, and we recognize that agent satisfaction with our products, technology, and service is essential to meeting Progressive’s growth and profitability goals. We know consumers value ease and savings when choosing insurance products - and I firmly believe that the combination of product breadth and depth plus professional, local advice that independent agents provide is essential in achieving our goal of becoming consumers’ #1 choice and destination for auto and other insurance.

We’re proud to be able to say that we’re the #1 personal and commercial auto insurer by written premium in the independent agency channel. As leader in the channel, we don’t take lightly our responsibility to help our agents and the independent agency channel by providing agents with the highly competitive products and technology to meet the evolving needs of insurance consumers. Progressive Home insurance has allowed us to break into the bundled market in Personal Lines and, since we’ve only tapped into about two percent of the market, we have a long runway in front of us. Commercial Lines is another market where we plan to expand, and we’re excited to see how we can leverage a forthcoming business owners policy (BOP) offering.

We believe the room to grow with our agents is substantial. How do we go about this? It all starts with unlocking the potential we’ve developed between our agents and our Agency sales teams, starting with the strong relationships we have built - together. The Agency Distribution team has been analyzing and optimizing sales systems and organizational effectiveness to prepare for growth. This look inward made it clear that we have a solid foundation to build upon, but we need to evolve and change how we draw upon our existing resources to nurture established agency relationships, cultivate growth in addressable markets, and take advantage of improving technology.

Our new Portfolio quoting system is a great example of our partnership at work. We worked directly with agents on the design of the platform - bringing agents in for focus groups and watching how they worked in their offices. We’re proud that we were able to truly work together to deliver an agent-informed, agent-tested business solution - and not surprisingly, we’re hearing great feedback. As one agent told us, “Portfolio makes it easier to offer additional protection and the opportunity to talk to my customers about a variety of products to make sure we can cover all their needs.”

Moving forward, success means we’ll defend our lead in the auto market and grow in addressable markets, while continuing to build relationships with small, medium, and large agencies. Over the next several years, we’ll continue to plan, collaborate, and gather data that will help us better engage agents, gauge progress, and win together in the independent agency channel.

Lastly, I want to take a moment to sincerely thank all of the independent agents that choose Progressive for their customers. You have our commitment that we’ll continue to invest in the channel, technology advances, and service in order to enable growth for decades to come - together.

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer